The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 31, 2017.

Preliminary Pricing Supplement No. K783 To the Product Supplement No. IR-I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03 January 31, 2017
Financial Products
$ 10.50% per annum Coupon Buffered Securities due February 15, 2018 Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate
•	The securities do not guarantee any return of principal at maturity.

•	The payment at maturity, if any, will be based on the spread on the Valuation Date (the “Final Reference Rate Spread”) between the 30-Year U.S. Dollar ICE Swap Rate (“30CMS”) and the 2-Year U.S. Dollar ICE Swap Rate (“2CMS”) as compared to the spread between the 30CMS and the 2CMS on the Trade Date (the “Initial Reference Rate Spread”). Similar to a “yield curve” of fixed rates and varying maturities, the Final Reference Rate Spread is a general measure of expected longer term rates on the Valuation Date, such as the 30CMS, relative to expected shorter term rates on the Valuation Date, such as the 2CMS. See “About the Reference Rate Spread” in this pricing supplement. You should not invest in the securities if you do not understand the Reference Rate Spread or if you are unwilling to lose all of your investment.

•	We will pay a coupon at a Coupon Rate that is expected to be 10.50% per annum (to be determined on the Trade Date) on each Coupon Payment Date. The Coupon Rate is fixed and is not tied to the Reference Rate Spread. Coupons will be calculated on a 30/360 basis from and including the Settlement Date to and excluding the Maturity Date.

•	At maturity, If the Final Reference Rate Spread is greater than or equal to the Buffer Level, investors will receive the principal amount of the securities they hold. However, if the Final Reference Rate Spread is less than the Buffer Level, investors will be exposed on a leveraged basis to the decline in the Reference Rate Spread. A very small negative change in the Final Reference Rate Spread as compared to the Initial Reference Rate Spread can result in a significant loss on the securities. You could lose your entire investment.

•	Senior unsecured obligations of Credit Suisse maturing February 15, 2018. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The securities are expected to price on or about February 10, 2017 (the “Trade Date”) and are expected to settle on or about February 15, 2017 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$

(1) Certain fiduciary accounts may pay a purchase price of at least $985.00 per $1,000 principal amount of securities, and CSSU or any other agent will forgo any fees with respect to such sales.

(2) We or any agent (one of which may be our affiliate) may pay varying discounts and commissions of up to $35.00 per $1,000 principal amount of securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

Credit Suisse Securities (USA) LLC (“CSSU”) is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $930.00 and $960.00 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

February   , 2017

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Reference Rates:	30CMS and 2CMS
Reference Rate Spread:	The Reference Rate Spread, as of any date, is the spread between the 30CMS on such date and the 2CMS on such date, according to the following formula: 30CMS - 2CMS, rounded to the nearest second decimal place.
Similar to a “yield curve” of fixed rates and varying maturities, the Final Reference Rate Spread is a general measure of expected longer term rates on the Valuation Date, such as the 30CMS, relative to expected shorter term rates on the Valuation Date, such as the 2CMS. See “About the Reference Rate Spread” in this pricing supplement. Accordingly, if you believe that longer term rates, including the 30CMS, will decline on the Valuation Date relative to shorter term rates, including the 2CMS, on the Valuation Date (similar to a “flattening” or “inversion” of a “yield curve”) then you should not invest the securities. In addition, you should not invest in the securities if you do not understand the Reference Rates and the factors that may influence the levels of the Reference Rates. See “Selected Risk Considerations — The Reference Rates are complex and may not reflect short-term or to long-term interest rates” and “About the Reference Rate Spread” in this pricing supplement.
30CMS:	The 30-Year U.S. Dollar ICE Swap Rate is, on any U.S. Government Securities Business Day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as reported on Reuters Page <ICESWAP1> or any successor page thereto at 11:00 a.m. New York City time on that day. ICE Benchmark Administration Limited is the benchmark administrator of the 30-Year CMS Rate, and the official name of the 30-Year CMS Rate is the “30-Year ICE Swap Rate.
2CMS:	The 2-Year U.S. Dollar ICE Swap Rate is, on any U.S. Government Securities Business Day, the fixed rate of interest payable on an interest rate swap with a 2-year maturity as reported on Reuters Page <ICESWAP1> or any successor page thereto at 11:00 a.m. New York City time on that day. ICE Benchmark Administration Limited is the benchmark administrator of the 2-Year CMS Rate, and the official name of the 2-Year CMS Rate is the “2-Year ICE Swap Rate.”
Coupon Rate:	The Coupon Rate is expected to be 10.50% per annum (to be determined on the Trade Date). Coupons will be calculated on a 30/360 basis from and including the Settlement Date to and excluding the Maturity Date. The Coupon Rate is fixed and is not tied to the Reference Rate Spread.
Coupon Payment Dates:	Coupons will be paid in arrears on March 15, 2017, April 18, 2017, May 15, 2017, June 15, 2017, July 17, 2017, August 15, 2017, September 15, 2017, October 16, 2017, November 15, 2017, December 15, 2017, January 16, 2018 and the Maturity Date. If any Coupon Payment Date is not a business day, the coupon will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day. The amount of any coupon will not be adjusted in respect of any postponement of a Coupon Payment Date and no interest or other payment will be payable hereon because of any such postponement of a Coupon Payment Date. Coupons will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date, provided that the coupon payable on the Maturity Date will be payable to the person to whom the Redemption Amount is payable.
Redemption Amount:	At maturity, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of one plus the Reference Rate Spread Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Reference Rate Spread Return:	• If the Final Reference Rate Spread is greater than or equal to the Buffer Level, the Reference Rate Spread Return will equal zero.
• If the Final Reference Rate Spread is less than the Buffer Level, the Reference Rate Spread Return will be calculated as follows:
Downside Participation Rate × [	Final Reference Rate Spread – Initial Reference Rate Spread Initial Reference Rate Spread	+ Buffer Amount]

If the Final Reference Rate Spread is less than the Buffer Level, you will be exposed on a leveraged basis to the decline in the Reference Rate Spread and will receive less than the principal amount of your securities at maturity. You could lose your entire investment. A very small negative change in the Reference Rate Spread can result in a significant loss on the securities. You should not invest in the securities if you do not understand the Reference Rate Spread or if you are unwilling to lose all of your investment.
Downside Participation Rate:	Expected to be the quotient of 100% and 50%, which is 200% (to be determined on the Trade Date)
Buffer Level:	, which is expected to be 50% of the Initial Reference Rate Spread (to be determined on the Trade Date).
Buffer Amount:	50% (the percentage of the Initial Reference Rate Spread used to determine the Buffer Level)
Initial Reference Rate Spread:	, which is the Reference Rate Spread on the Trade Date.
Final Reference Rate Spread:	The Reference Rate Spread on the Valuation Date. In no event, however, will the Final Reference Rate Spread be less than zero.
Valuation Date:	February 12, 2018. In the event that the Valuation Date is not a U.S. Government Securities Business Day, the Final Reference Rate Spread will be determined on the immediately following U.S. Government Securities Business Day.
Maturity Date:	February 15, 2018, subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Maturity date.”
U.S. Government Securities Business Day:	Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
CUSIP:	22548QUA1
Fallback Provisions:	If 30CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ICESWAP1 Page on any day on which the Reference Rate must be determined, such affected rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. IR-I dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003532/dp55849_424b2-ir1.htm

•	Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

About the Reference Rate Spread

Payment of principal at maturity, if any,  is linked to the difference, or spread, between two constant maturity swap (“CMS”) rates of different maturities—30CMS and 2CMS.  A CMS rate of a given maturity is, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with that maturity, as more fully described in the section “About Constant Maturity Swap Rates” below.  Similar to a “yield curve” of the yield on fixed rate instruments of varying maturities, the relationship between CMS rates of different maturities may be depicted by a curve on a graph that plots maturities on the x-axis and the applicable CMS rate on the y-axis. The graphs below illustrate hypothetical CMS rate curves and do not represent any actual CMS rate curve.

In normal market conditions, longer-term CMS rates are typically greater than shorter-term CMS rates, as illustrated in the first graph above. However, CMS rates do not always exhibit this relationship and, at times, longer-term CMS rates may be less than short-term CMS rates, as illustrated in the second graph above.

Because the securities are linked to the spread between the 30CMS and the 2CMS, or the “Reference Rate Spread,” the payment at maturity, if any, will depend on changes in the “steepness” of the CMS rate curve on the Valuation Date. If the CMS rate curve “steepens” on the Valuation Date, such that the spread between the 30CMS and the 2CMS becomes greater, you will receive your principal at maturity.  You will not capture at maturity any increase in that steepness or appreciation in the greater increase the 30CMS relative to the 2CMS.  Conversely, if the CMS rate curve “flattens” or becomes inverted on the Valuation Date, such that the spread between 30CMS and 2CMS becomes smaller or negative, you could lose a significant amount, and potentially all, of your investment.   You should not invest in the securities if you do not understand the Reference Rate Spread, the CMS rate curve or have no view on long-term rates relative to short-term rates on the Valuation Date.

The Reference Rate Spread is influenced by a number of complex economic factors, including those that affect CMS rates generally. However, the payment on the securities will depend not on how the relevant economic factors affect any one CMS rate or even CMS rates generally, but rather on how those factors affect CMS rates of different maturities differently. For example, if the relevant economic factors lead to a general increase in CMS rates but shorter-term rates rise more than longer-term rates, the Reference Rate Spread will decrease. Conversely, if CMS rates decrease generally but shorter-term rates decrease by more than longer-term rates, the Reference Rate Spread will increase.

Although there is no single factor that determines CMS spreads, CMS spreads have historically tended to fall when short-term interest rates rise. As with CMS rates, short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the securities that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the Reference Rate Spread. In that event, the payment at maturity may be significantly less than the principal amount of the securities. It is important to understand that, although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. For example, short-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions. Furthermore, it is important to understand that the Reference Rate Spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors.

About Constant Maturity Swap Rates

A CMS rate for a given maturity is, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with that maturity. A conventional fixed-for-floating U.S. dollar interest rate swap is an agreement between two parties to exchange payment streams in U.S. dollars over a given period of time, where one party pays a fixed rate (the “fixed leg”) and the other party pays a floating rate that is reset periodically based on 3-month U.S. dollar LIBOR (the “floating leg”). For example, the 30CMS at any given time is a market rate for the fixed leg of a fixed-for-floating U.S. dollar interest rate swap with a maturity of 30 years and a floating rate reset periodically based on 3-month U.S. dollar LIBOR. 3-month U.S. dollar LIBOR is a measure of the rate at which banks lend U.S. dollars to each other for a period of 3 months in the London interbank market.

In general, 30CMS is a market indicator of long-term interest rates and the 2CMS is a market indicator of short-term interest rates.  However, there may be other, more accurate or more stable, indications of long-term and short-term interest rates.  In addition, many complex economic factors may influence CMS rates, including:

•	the monetary policies of the Federal Reserve Board;

•	current market expectations about future interest rates over the period of time covered by the applicable CMS rate;

•	current market expectations about inflation over the period of time relevant to the applicable CMS rate;

•	the volatility of the foreign exchange markets;

•	the availability of relevant hedging instruments;

•	the perceived creditworthiness of the banks that participate in the interest rate swap market and the London interbank loan market; and

•	general credit and economic conditions in global markets, and particularly in the United States.

You should not invest in the securities if you do not understand CMS rates.

Hypothetical Redemption Amounts at Maturity

The table and examples below illustrate hypothetical Redemption Amounts payable at maturity on a $1,000 investment in the securities for a hypothetical range of the Reference Rate Spread and, in the case of the table, total coupons over the term of the securities. The table and examples below assume (i) the Initial Reference Rate Spread is 1.30%, (ii) the Coupon Rate is 10.50% per annum, (iii) the term of the securities is exactly one year, (iv) the Downside Participation Rate is 200%, (v) the Buffer Amount is 50% and (vi) the Buffer Level is 0.65% (or 50% of the Initial Reference Rate Spread). The actual Initial Reference Rate Spread, Coupon Rate, Downside Participation Rate and Buffer Level will be determined on the Trade Date. The actual Buffer Amount is set forth in “Key Terms” herein.

The hypothetical Redemption Amounts and total coupons set forth below are for illustrative purposes only. The actual Redemption Amount applicable to a purchaser of the securities will be based on the Final Reference Rate Spread. It is not possible to predict whether or by how much the Final Reference Rate Spread will be less than the Buffer Level. You should consider carefully whether the securities are suitable to your investment goals. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the table and examples below have been rounded for ease of analysis.

TABLE: Hypothetical Redemption Amounts

Final Reference Rate Spread	Percentage Change from the Initial Reference Rate Spread to the Final Reference Rate Spread	Reference Rate Spread Return	Redemption Amount (excluding coupons)	Total Coupons	Total Payment per $1,000 Principal Amount of Securities
2.60%	100.00%	0.00%	$1,000.00	$105.00	$1,105.00
2.47%	90.00%	0.00%	$1,000.00	$105.00	$1,105.00
2.34%	80.00%	0.00%	$1,000.00	$105.00	$1,105.00
2.21%	70.00%	0.00%	$1,000.00	$105.00	$1,105.00
2.08%	60.00%	0.00%	$1,000.00	$105.00	$1,105.00
1.95%	50.00%	0.00%	$1,000.00	$105.00	$1,105.00
1.82%	40.00%	0.00%	$1,000.00	$105.00	$1,105.00
1.69%	30.00%	0.00%	$1,000.00	$105.00	$1,105.00
1.56%	20.00%	0.00%	$1,000.00	$105.00	$1,105.00
1.43%	10.00%	0.00%	$1,000.00	$105.00	$1,105.00
1.30%	0.00%	0.00%	$1,000.00	$105.00	$1,105.00
1.17%	−10.00%	0.00%	$1,000.00	$105.00	$1,105.00
1.04%	−20.00%	0.00%	$1,000.00	$105.00	$1,105.00
0.91%	−30.00%	0.00%	$1,000.00	$105.00	$1,105.00
0.78%	−40.00%	0.00%	$1,000.00	$105.00	$1,105.00
0.65%	−50.00%	0.00%	$1,000.00	$105.00	$1,105.00
0.64%	−51.00%	−2.00%	$980.00	$105.00	$1,085.00
0.52%	−60.00%	−20.00%	$800.00	$105.00	$905.00
0.39%	−70.00%	−40.00%	$600.00	$105.00	$705.00
0.26%	−80.00%	−60.00%	$400.00	$105.00	$505.00
0.13%	−90.00%	−80.00%	$200.00	$105.00	$305.00
0.00%	−100.00%	−100.00%	$0.00	$105.00	$105.00

The following examples illustrate how the Redemption Amount is calculated.

Example 1: Example 1 assumes the Reference Rate Spread increases by 50% from the Initial Reference Rate Spread to the Final Reference Rate Spread. Because the Final Reference Rate Spread is greater than or equal to the Buffer Level, at maturity you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities. Even though the Final Reference Rate Spread is greater than the Initial Reference Rate Spread, you will not participate in the appreciation of the Reference Rate Spread.

Example 2: Example 2 assumes the Reference Rate Spread decreases by 5% from the Initial Reference Rate Spread to the Final Reference Rate Spread. Because the Final Reference Rate Spread is greater than or equal to the Buffer Level, at maturity you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 3: Example 3 assumes the Reference Rate Spread decreases by 60% from the Initial Reference Rate Spread to the Final Reference Rate Spread. The determination of the Redemption Amount when the Final Reference Rate Spread is less than the Buffer Level is as follows:

Reference Rate Spread Return	=	Downside Participation Rate × [((Final Reference Rate Spread - Initial Reference Rate Spread) / Initial Reference Rate Spread) + Buffer Amount]
	=	200% × [−60% + 50%]
	=	−20%
Redemption Amount	=	$1,000 × (1 + Reference Rate Spread Return)
	=	$1,000 × 0.80
	=	$800

In this example, because the Final Reference Rate Spread is less than the Buffer Level, at maturity you would be entitled to receive a Redemption Amount equal to $800 per $1,000 principal amount of securities based on a leveraged exposure to the depreciation in the Reference Rate Spread from the Initial Reference Rate Spread to the Final Reference Rate Spread below the Buffer Level. In this scenario, you will lose 20% of the principal amount at maturity; therefore the securities will provide an effective buffer (which is the difference between the negative performance of the Reference Rate Spread and the loss on the securities) of 40%.

Example 4:

Example 4 assumes the Reference Rate Spread decreases by 90% from the Initial Reference Rate Spread to the Final Reference Rate Spread. The determination of the Redemption Amount when the Final Reference Rate Spread is less than the Buffer Level is as follows:

Reference Rate Spread Return	=	Downside Participation Rate × [((Final Reference Rate Spread - Initial Reference Rate Spread) / Initial Reference Rate Spread) + Buffer Amount]
	=	200% × [−90% + 50%]
	=	−80%
Redemption Amount	=	$1,000 × (1 + Reference Rate Spread Return)
	=	$1,000 × 0.20
	=	$200

In this example, because the Final Reference Rate Spread is less than the Buffer Level, at maturity you would be entitled to receive a Redemption Amount equal to $200 per $1,000 principal amount of securities based on a leveraged exposure to the depreciation in the Reference Rate Spread from the Initial Reference Rate Spread to the Final Reference Rate Spread below the Buffer Level. In this scenario, you will lose 80% of the principal amount at maturity; therefore the securities will provide an effective buffer (which is the difference between the negative performance of the Reference Rate Spread and the loss on the securities) of 10%. A comparison of this example with the previous example illustrates the diminishing benefit of the effective buffer as the Reference Rate Spread decreases.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Reference Rates. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If the Final Reference Rate Spread is less than the Buffer Level, you will be exposed to such negative performance on a leveraged basis, which will progressively offset the protection that the Buffer Amount would offer. In such case, the Reference Rate Spread Return will be calculated as follows: (i) the Downside Participation Rate (expected to be 200%), multiplied by (ii) the sum of (a) the Final Reference Rate Spread minus the Initial Reference Rate Spread divided by the Initial Reference Rate Spread, and (b) the Buffer Amount. Accordingly, the lower the Final Reference Rate Spread, the less benefit you will receive from the buffer. You could lose your entire investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	A VERY SMALL NEGATIVE CHANGE IN THE REFERENCE RATE SPREAD CAN RESULT IN A SIGNIFICANT LOSS ON THE SECURITIES — Assuming a hypothetical Initial Reference Rate Spread of 1.30%, investors will be taking the view that the Final Reference Rate Spread will not be less than 0.65%. A Final Reference Rate Spread of 0.13% would represent a 90% decline in the Reference Rate Spread relative to the Initial Reference Rate Spread (i.e., 0.13% is 10% of 1.30%) despite being only a 1.17 percentage point decrease in the actual Reference Rate Spread. In this case, because the Final Reference Rate Spread is less than the Buffer Level, your payment at maturity would be only $200 per $1,000 principal amount of securities.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE SECURITIES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the securities to be less at maturity than it is at the time you invest. An investment in the securities represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — The securities will not pay more than the principal amount, plus the final coupon, at maturity, regardless of the movement of the Reference Rate Spread. Even if the Final Reference Rate Spread is greater than the Initial Reference Rate Spread, you will not participate in the increase of the Reference Rate Spread. Assuming the securities are held to maturity and the term of the securities is exactly one year, the maximum amount payable with respect to the securities is expected to be $1,105 (to be determined on the Trade Date) for each $1,000 principal amount of the securities. The Coupon Rate is fixed and is not tied to the Reference Rate Spread.

•	THE HISTORICAL PERFORMANCE OF THE REFERENCE RATES IS NOT AN INDICATION OF FUTURE PERFORMANCE — The historical performance of the Reference Rates should not be taken as an indication of future performance during the term of the securities. Changes in the level of the Reference Rates will affect the trading price of the securities, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the Reference Rates will be positive.

•	THE RETURN ON THE SECURITIES IS BASED ON MOVEMENTS IN THE REFERENCE RATE SPREAD — The Redemption Amount will depend on movements in the Reference Rate Spread, which reflects the difference between 30CMS and 2CMS. If the spread between 30CMS and 2CMS narrows sufficiently such that the Final Reference Rate Spread is less than the Buffer Level, investors will be exposed on a leveraged basis to the decline in the Reference Rate Spread. The Reference Rate Spread can decline when 30CMS depreciates, when 2CMS appreciates, or even when both 30CMS and 2CMS appreciate or depreciate. Any appreciation in 2CMS or depreciation in 30CMS can have a negative effect on the value of the securities.

•	THE PROBABILITY THAT THE FINAL REFERENCE RATE SPREAD WILL BE LESS THAN THE BUFFER LEVEL WILL DEPEND ON THE VOLATILITY OF THE REFERENCE RATE SPREAD — “Volatility” refers to the frequency and magnitude of changes in the Reference Rate Spread. The greater the expected volatility with respect to the Reference Rate Spread on the Trade Date, the higher the expectation as of the Trade Date that the Final Reference Rate Spread could be less than the Buffer Level, indicating a higher expected risk of loss on the securities. The terms of the securities are set, in part, based on expectations about the volatility of the Reference Rate Spread as of the Trade Date. The volatility of the Reference Rate Spread can change significantly over the term of the securities. The Reference Rate Spread could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Rate Spread and the potential to lose a significant amount of your principal at maturity.

•	YOU WILL BE SUBJECT TO RISKS RELATING TO THE RELATIONSHIP BETWEEN THE REFERENCE RATES — It is impossible to predict whether the Reference Rates will rise or fall. Movements in the Reference Rates may be correlated or uncorrelated, and such correlation (or lack thereof) could have an adverse effect on your return on the securities. The correlation of the Reference Rates represents a statistical measurement of the degree to which the changes in the Reference Rates are similar to each other over a given period of time. The correlation between the Reference Rates is scaled from 1.0 to -1.0, with 1.0 indicating perfect positive correlation (i.e., both Reference Rates are increasing together or decreasing together and the ratio of their daily changes has been constant), 0 indicating no correlation (i.e., there is no statistical relationship between the Reference Rates) and -1.0 indicating perfect negative correlation (i.e., as one Reference Rate increases, the other Reference Rate decreases and the ratio of their daily changes has been constant).

The lower (or more negative) the correlation between the Reference Rates, the less likely it is that the Reference Rates will move in the same direction. For example, the Reference Rate Spread will decline if (i) the 30CMS decreases or remains constant while the 2CMS increases or (ii) the 30CMS decreases while the 2CMS increases or remains constant. However, even if the Reference Rates move in the same direction (i.e., exhibit a positive correlation), if (i) the 2CMS increases by more than the 30CMS increases or (ii) the 30CMS decreases by more than the 2CMS decreases, the Reference Rate Spread will narrow and the Final Reference Rate Spread could be less than the Buffer Level. Any of these scenarios increases the likelihood that the Final Reference Rate Spread will be less than the Buffer Level, which results in a greater potential for a loss of some or all of your principal at maturity. As a result, you are not only taking market risk on each Reference Rate, you are also taking a risk relating to the relationship (or lack thereof) between the Reference Rates.

•	THE REFERENCE RATES ARE COMPLEX AND MAY NOT REFLECT SHORT-TERM AND LONG-TERM INTEREST RATES — The market generally views the 30CMS as a general indicator of long-term interest rates and the 2CMS as a general indicator of short-term interest rates. However, the calculation of the Reference Rates is complex and many factors may influence the levels of the Reference Rates over the term of the securities, including on the Valuation Date. In addition, there may be other more accurate or stable indications of short-term and long-term interest rates. As a result, you should not invest in the securities if you do not understand the Reference Rates and the factors that may influence the levels of the Reference Rates over the term of the securities.

•	THE WAY A REFERENCE RATE IS CALCULATED MAY CHANGE IN THE FUTURE, WHICH COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES —The publisher of the Reference Rates may change the method by which it calculates a Reference Rate. Changes in the way a Reference Rate is calculated could reduce the level of such Reference Rate, which could reduce the value of your securities.

•	THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The payout on the securities can be replicated using a combination of the components described in “The estimated value of the securities on the Trade Date may be less than the Price to Public.” Therefore, in addition to the Reference Rate Spread, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

o	the expected and actual volatility of the Reference Rates;

o	the expected and actual correlation, if any, between the Reference Rates;

o	the time to maturity of the securities;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Reference Rates or markets generally and which may affect the Reference Rate Spread; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SECURITIES ARE NOT CERTAIN — There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of instruments with terms that are substantially the same as those of the securities. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the securities, and the tax treatment described under “Material U.S. Federal Income Tax Considerations” is not binding on the IRS or any court. Thus, the U.S. federal income tax consequences of the securities are not certain.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the Reference Rate Spread based on the closing levels of the Reference Rates from January 3, 2002 through January 26, 2017. The Reference Rate Spread on January 26, 2017 was 1.18%. We obtained the historical information below from Bloomberg, without independent verification.

When reviewing the historical performance of the Reference Rate Spread, it is important to understand that a very small negative change in the Reference Rate Spread can result in a significant loss on the securities. If the Reference Rate Spread narrows sufficiently such that the Final Reference Rate Spread is less than the Buffer Level, investors will be exposed on a leveraged basis to the decline in the Reference Rate Spread below the Buffer Level. You could lose your entire investment.

You should not take the historical levels of the Reference Rates as an indication of future performance of the Reference Rates or the securities. Any historical trend in the Reference Rate Spread during any period set forth below is not an indication that the Reference Rate Spread is more or less likely to increase or decrease at any time over the term of the securities.

For additional information on the Reference Rate Spread, see “The Reference Rates” in the accompanying underlying supplement.

Material U.S. Federal Income Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the securities that may be relevant to holders of the securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds the securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Securities

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Due to the terms of the securities and the uncertainty of the tax law with respect to the characterization of the securities, our special tax counsel, Orrick, Herrington & Sutcliffe LLP, believes that it is reasonable to treat the securities, for U.S. federal income tax purposes, as (1) a put option (the “Put Option”) that requires the holder to cash settle against the value of the reference underlying for an amount equal to the Deposit (as defined below) if the reference underlying declines to a defined floor level and ends up equal to or less than the initial level and (2) a deposit with us of cash, in an amount equal to the amount paid for a security (the “Deposit”) to secure the holder’s potential obligation to cash settle against the value of the reference underlying but is unable to opine that this characterization is more likely than not to be upheld. In the absence of an administrative or judicial ruling to the contrary, we intend to treat the securities and, by acceptance of the securities, you agree to treat the securities as consisting of a Deposit and a Put Option with respect to the reference underlying for all U.S. federal income tax purposes. The possible alternative characterizations and risks to investors of such characterizations are discussed below. In light of the fact that we agree to treat the securities in accordance with such characterization, the balance of this discussion assumes that the securities will be so treated.

Alternative Characterizations of the Securities

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described below. For example, the IRS might characterize a security as a notional principal contract (an “NPC”). In general, payments on an NPC are accrued ratably (as ordinary income or deduction, as the case may be) over the period to which they relate regardless of an investor’s usual method of tax accounting. Payments made to terminate an NPC (other than perhaps a final scheduled payment) are capital in nature. Deductions for NPC payments may be limited in certain cases. Certain payments under an NPC may be treated as U.S. source income. The securities are not, and we do not expect that the securities will be, listed on a securities exchange. In the event the securities are listed on a securities exchange, it is also possible that the IRS would seek to characterize your securities as Code section 1256 contracts. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. It is also possible that the IRS would assert that the securities are debt instruments, which may result in adverse tax consequences. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as debt instruments. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership, and disposition of the securities.

Payment of Coupons

In accordance with the agreed-upon tax treatment described above, we will treat each coupon (a “Coupon”) as comprised of a component that is stated interest on the security, which should be treated as interest on the Deposit of 1.2582%, and the balance of the Coupon should be treated as a payment of put premium received by you in respect of the Put Option to us (the “Put Premium”). The Put Premium component of each Coupon will be treated as an installment payment of the Put Premium for the Put Option. Any Put Premium paid prior to redemption or maturity of the securities should be treated as short-term capital gain when received.

We will treat the Deposit as a debt obligation issued by us. Consistent with this treatment, U.S. Holders should include the interest component of each Coupon in income as received or accrued, based on their method of accounting.

Payment at Redemption or Maturity of the Securities

If at redemption or maturity the amount due is paid in cash, a U.S. Holder should be deemed to receive all or a portion of the Deposit and any accrued but unpaid Coupons. Any Coupons deemed to be received will be taxed as described above. Ordinarily, there should be no gain or loss on the Deposit, and it is assumed that this will be the case.

If the amount received at redemption or maturity (excluding any Coupon paid at such time) is paid in cash and is less than the amount of the Deposit, the Put Option should be deemed exercised at the time of redemption or maturity, as the case may be. In such a case, the difference between the Deposit and the amount received, less accrued but unpaid interest on the Deposit to which the U.S. Holder is entitled (taxed as described above), is deemed to have been paid to settle the Put Option. Any loss on the Put Option, calculated as (a) the Deposit, less (b) the amount received at redemption or maturity (excluding any Coupon paid at such time and less accrued but unpaid interest on the Deposit to which the U.S. Holder is entitled) plus the Put Premium (excluding any Put Premium that has been included in income), should be short-term capital loss.

If the amount of cash paid at redemption or maturity is equal to the Deposit (excluding any Coupon paid at such time), the Put Option should be deemed to have expired unexercised and an amount equal to any accrued but unpaid Put Premium should be treated as short-term capital gain. The interest portion of any Coupon should be taxed as described above.

If at redemption or maturity the amount due is paid in physical shares or units of the underlying, the U.S. Holder should not recognize any gain or loss with respect to the Put Option (other than with respect to cash received in lieu of fractional shares or units, as described below). A U.S. Holder will have a tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to its tax basis in the securities. A U.S. Holder’s tax basis in the securities generally is equal to the Deposit less any Put Premium received that has not been included in income. The U.S. Holder’s holding period for any physical shares or units received will start on the day after the delivery of the physical shares or units. A U.S. Holder will generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which will be equal to the U.S. Holder’s basis in all of the physical shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the fractional shares or units and the denominator of which is all of the physical shares or units (including fractional shares or units).

Sale or Exchange of the Securities

Upon a sale or exchange of a security, a U.S. Holder should allocate the sale proceeds received between the Deposit and the Put Option on the basis of their respective fair market values on the date of sale. The U.S. Holder should generally recognize gain or loss with respect to the Deposit in an amount equal to the difference between the amount of the sale proceeds allocable to the Deposit (less accrued but unpaid interest on the Deposit which will be taxed as described above under “Payment at Redemption or Maturity of the Securities”) and the U.S. Holder’s adjusted tax basis in the Deposit (which generally will equal the issue price of the security). Generally, there should be no gain or loss with respect to the Deposit.

A U.S. Holder should generally recognize gain or loss with respect to the Put Option in an amount equal to the difference between the amount of the sale proceeds allocable to the Put Option and the U.S. Holder’s adjusted tax basis in the Put Option. If the value of the total sale proceeds received (minus accrued but unpaid interest with respect to the Deposit) exceeds the Deposit, then the U.S. Holder should recognize short-term capital gain equal to the amount of remaining sale proceeds allocable to the Put Option. If the value of the Deposit exceeds the total sale proceeds received (minus accrued but unpaid interest with respect to the Deposit), then the U.S. Holder should be treated as having paid the buyer an amount equal to the amount of such excess in exchange for the buyer’s assumption of the U.S. Holder’s rights and obligations under the Put Option (such excess being referred to as “Deemed Payment”). In such a case, the U.S. Holder should recognize short-term capital loss in an amount equal to the Deemed Payment made by the U.S. Holder to the buyer with respect to the assumption of the Put Option.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. Holder’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Any interest earned or deemed earned on the securities and any gain on sale or other taxable disposition of the securities will be subject to the Medicare Tax. If you are an individual, estate, or trust, you should consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the securities.

Securities Held Through Foreign Entities

Under certain provisions of the “Hiring Incentives to Restore Employment Act,” generally referred to as “FATCA,” and regulations thereunder, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” means any withholdable payment and any foreign passthru payment. To avoid becoming subject to the 30% withholding tax on payments to it, a financial institution may be required to report information to the IRS regarding the holders of the securities. In the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the securities directly or indirectly through such non-compliant foreign financial institutions, a payor may be required to withhold on a portion of payments under the securities. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. If payments on the securities are determined to be from sources within the United States, such payments will be treated as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a U.S.-owned foreign entity and the identity of any substantial U.S. owners of such entity. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above and certain payments made with respect to a “preexisting obligation,” as defined in the regulations), (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2018, and (iii) foreign passthru payments made after the later of December 31, 2018, or the date that final regulations defining the term “foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) with respect to foreign passthru payments, any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is issued on or prior to the date that is six months after the date on which final regulations defining foreign passthru payments are published (a “grandfathered obligation”), (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents, and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your securities through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Information Reporting Regarding Specified Foreign Financial Assets

The Code and regulations thereunder generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. Specified foreign financial assets include, with some limited exceptions, any financial account maintained at a foreign financial institution and any debt or equity interest in a foreign financial institution, including a financial institution organized under the laws of a U.S. possession, and any of the following that are held for investment and not held in an account maintained by a financial institution: (1) any stock or security issued by a person other than a U.S. person (including a person organized in a U.S. possession), (2) any financial instrument or contract that has an issuer or counterparty that is other than a U.S. person (including a person organized in a U.S. possession), and (3) any interest in a foreign entity. Additionally, the regulations provide that specified foreign financial assets include certain retirement and pension accounts and non-retirement savings accounts.

Pursuant to the regulations and subject to certain exceptions, “specified domestic entities” are domestic corporations, domestic partnerships, or certain trusts that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain corporations and partnerships, which are closely held by a specified individual and that meet passive income or passive asset tests, and, with certain exceptions, domestic trusts that have one or more specified individuals or specified domestic entities as a current beneficiary.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder or a specified domestic entity. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and the related statute of limitations tolling provision.

Non-U.S. Holders Generally

The U.S. federal income tax treatment of the Coupon payments is unclear. Except as provided under “Securities Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” we currently do not intend to withhold any tax on any Coupon payments made to a holder of the securities that is not a U.S. Holder (a “Non-U.S. Holder”) and that has no connection with the United States other than holding its securities, provided that such Non-U.S. Holder complies with applicable certification requirements. However, it is possible that the IRS could assert that such payments are subject to U.S. withholding tax, or that we or another withholding agent may otherwise determine that withholding is required, in which case we or the other withholding agent may withhold up to 30% on such payments (subject to reduction or elimination of such withholding tax pursuant to an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Except as provided under “Securities Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” payment of the redemption amount by us in respect to the securities (except to the extent of the Coupons) to a Non-U.S. Holder that has no connection with the United States other than holding its securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Code and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax at a rate of 30%. A “dividend equivalent” payment is defined under the Code as (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a specified notional principal contract (a “specified

NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).

Final regulations provide that a dividend equivalent is any payment that references the payment of (i) a dividend from an underlying security pursuant to a securities lending or sale-repurchase transaction, (ii) a dividend from an underlying security pursuant to a specified NPC, (iii) a dividend from an underlying security pursuant to a specified equity-linked instrument (a “specified ELI”), and (iv) any other substantially similar payment. The regulations provide that a payment includes a dividend equivalent payment whether there is an explicit or implicit reference to a dividend with respect to the underlying security. An underlying security is any interest in an entity if a payment with respect to that interest could give rise to a U.S. source dividend pursuant to Treasury regulation section 1.861-3. An NPC is a notional principal contract as defined in Treasury regulation section 1.446-3(c). An equity-linked instrument (“ELI”) is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) that references the value of one or more underlying securities, including a futures contract, forward contract, option, debt instrument, or other contractual arrangement. A “section 871(m) transaction” is any securities lending or sale-repurchase transaction, specified NPC, or specified ELI.

For payments made before January 1, 2017, the regulations provide that a specified NPC is any notional principal contract if (a) in connection with entering into the contract, any long party to the contract transfers the underlying security to any short party to the contract, (b) in connection with the termination of the contract, any short party to the contract transfers the underlying security to any long party to the contract, (c) the underlying security is not readily tradable on an established securities market, or (d) in connection with entering into the contract, the underlying security is posted as collateral by any short party to the contract with any long party to the contract. An NPC that is treated as a specified NPC pursuant to the preceding rule will remain a specified NPC on or after January 1, 2017.

Pursuant to Notice 2016-76, for any payment made on or after January 1, 2017 with respect to any transaction issued on or after January 1, 2017, any NPC or ELI that has a delta of one with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively. For any payment made on or after January 1, 2018 with respect to any transaction issued on or after January 1, 2018, (a) a “simple” NPC or “simple” ELI that has a delta of 0.8 or greater with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively, and (b) a “complex” NPC or “complex” ELI that meets a substantial equivalence test with respect to an underlying security at the time of issuance is a specified NPC or specified ELI, respectively.

Certain events could cause previously issued securities to be deemed to be issued as new securities for purposes of the effective dates provided in Notice 2016-76. For example, it is possible that the IRS could assert that a reconstitution or rebalancing of the underlying is a significant modification of the securities due to an exercise of discretion with respect to such reconstitution or rebalancing and, therefore, a deemed issuance of the securities upon the occurrence of such event. It is also possible that U.S. withholding tax could apply to the securities under these rules if a Non-U.S. Holder enters, or has entered, into certain other transactions in respect of the underlying equity or the securities. A Non-U.S. Holder that enters, or has entered, into other transactions in respect of the underlying or the securities should consult its own tax advisor regarding the application of Code section 871(m) to its securities in the context of its other transactions.

Withholding on payments will be based on actual dividends or, if stated in writing on the issue date of the securities, on estimated dividends used in pricing the security. If an adjustment is made for the actual dividends, then the true-up payment (in addition to the estimated dividend) is added to the per-share dividend amount. If a transaction is a section 871(m) transaction, information regarding the amount of each dividend equivalent, the delta of the potential 871(m) transaction, the amount of any tax withheld and deposited, the estimated dividend amount and any other information necessary to apply the regulations will be provided, communicated, or made available to Non-U.S. Holders in a manner permitted by the applicable regulations.

In accordance with Notice 2016-76, U.S. tax will be withheld on any portion of a payment or deemed payment (including, if appropriate, the payment of the purchase price) that is a dividend equivalent with respect to any security issued (or deemed issued) on or after January 1, 2017 and prior to January 1, 2018 that has a delta of one unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. Based on the terms of the securities and representations provided by us as of the applicable pricing date, our counsel is of the opinion that a security (exclusive of any other transactions that may be combined with the security as discussed herein) should not be a “delta-one transaction” within the meaning of Notice 2016-76. If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld. These final and temporary regulations are extremely complex. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these final and temporary regulations and whether payments or deemed payments on the securities constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

A security may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the security at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

Potential Changes to the Tax Rules for Financial Instruments

Members of Congress have from time to time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the securities). These or other potential changes in law could adversely affect the tax treatment of the securities and may be applied with retroactive effect. You are urged to consult your tax advisor regarding how any such potential changes in law could affect you.

In Notice 2008-2, the IRS and the Treasury Department stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual. Additionally, unofficial statements made by IRS officials have indicated that they will soon be addressing the treatment of prepaid forward contracts in proposed regulations.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis).  You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the securities may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. We may also agree to sell the securities to other agents that are parties to the distribution agreement. We refer to CSSU and other such agents as the “Agents.”

The distribution agreement provides that the Agents are obligated to purchase all of the securities if any are purchased.

The Agents may offer the securities at the offering price set forth on the cover page of this pricing supplement, may receive varying discounts and commissions of up to $35.00 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, the Agents may change the public offering price and other selling terms. We may also sell the securities to the Agents as principal for their own accounts. If a substantial portion of the securities held by the Agents were to be offered for sale in the secondary market, if any, following the offering of the securities, the value of the securities may fall.

An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

CSSU is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Credit Suisse